Exhibit 99.1

YM BIOSCIENCES ANNOUNCES EXERCISE OF FULL OVER-ALLOTMENT OPTION FOR TOTAL NET PROCEEDS OF US $43.3 MILLION

MISSISSAUGA, ON, - December 23, 2010 - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM) announced today that, in connection with its previously announced public offering for total net proceeds before expenses of US $37,650,000, the underwriters  have exercised in full their Over-Allotment Option to purchase an additional 3,750,000 common shares of YM at US $1.60 per share for additional net proceeds of US $5,665,000.

The underwriters are Roth Capital Partners, LLC, which acted as the sole book-running manager for the offering, JMP Securities and Rodman & Renshaw LLC, which acted as co-managers, and Bloom Burton & Co., which acted as financial advisor to YM BioSciences in connection with the offering.

The Company intends to use the proceeds to fund its drug development activities and for general corporate purposes. The securities described above were offered and sold by the Company pursuant to a registration statement filed with the Securities and Exchange Commission (SEC), which became effective on December 1, 2010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus, as supplemented, relating to the offering may be obtained at the Securities and Exchange Commission's website at http://www.sec.gov, or may be obtained from Roth Capital Partners, LLC Equity Capital Markets, 24 Corporate Plaza, Newport Beach, CA 92660, at 800-678-9147 and Rothecm@roth.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com